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Given Imaging Launches RAPID® pH Software and PillCam® Express™

 - Company also unveils new “Green” PillCam Packaging -

YOQNEAM, ISRAEL, April 29, 2010 -- Given Imaging (NASDAQ: GIVN), today announced the launch of two new products: RAPID pH software to support its Bravo® pH Monitoring System and PillCam Express1, an easy-to-use capsule placement device for PillCam SB 2.  The company also announced that it has redesigned its PillCam capsule packaging to be more compact and environmentally friendly.

“Given Imaging is committed to providing innovative tools to physicians that make a difference in diagnosing GI disorders and improving the lives of their patients,” said Homi Shamir, president and CEO of Given Imaging.

RAPID® pH Software

Designed to streamline and simplify workflow for the Bravo pH Monitoring System, RAPID pH incorporates the networking features of Given Imaging’s proprietary review and analysis software and offers easy-to-use screen layouts and intuitive system navigation.

Benefits of RAPID pH include:

•	Simplified screen and workflow enable fast and intuitive software navigation to the most frequently used features for reviewing, reporting and managing pH monitoring studies

1 PillCam® Express™ is not cleared for marketing or available for commercial distribution in the USA [510(k) pending].

•	Multiple graphical data review formats and reporting templates and the flexibility to be installed on a variety of hardware platforms provide support for a wide variety of pH monitoring workflows
•	Compatibility with all existing Bravo capsules and receivers, enabling seamless integration for existing customers
•	Availability of touch-screen navigation with certain hardware

RAPID pH also provides the IT integration features of RAPID Access, Given Imaging’s proprietary capsule endoscopy software solution, including:
•	Ability to utilize existing computers, including RAPID workstations, stand-alone laptop or desktop computers, and systems connected to a facility network, to create, manage and store Bravo studies
•	Importing of patient demographic data for easy patient check-in
•	Exporting and emailing of procedure reports for expanded access to results or convenient storage in electronic medical record (EMR) systems

PillCam Express
For the three to five percent of PillCam patients2 who are unable to ingest a capsule or who have slow gastric emptying times, Given Imaging has launched the PillCam Express video capsule delivery device.  PillCam Express is a single-use device which secures the capsule to the end of an endoscope.  The capsule can then be placed in the stomach or the small intestine using a proprietary balloon deployment mechanism.

New PillCam Packaging
With the goal of reducing waste and facilitating storage, Given Imaging has redesigned its PillCam packaging.  The new design reduces storage requirements by 66% and utilizes 18% less plastic per 10-pak and 35% less plastic per 5-pak.  In addition, the new packaging features a security tab which prevents tampering and enables simplified tracking with an easy peel-off label that can be placed on the patient’s chart.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy provides physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO and the colon with PillCam® COLON [PillCam COLON is not cleared for use in the USA]. The PillCam® capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to visualize diseases of the esophagus, small bowel and colon. All Given Imaging products allow patients to maintain normal activities. In April 2010 Given Imaging acquired Sierra Scientific Instruments, a leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging.  Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit www.givenimaging.com.

2 Based on Given Imaging estimates.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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